

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2023

Maurice Zauderer, Ph.D.
President and Chief Executive Officer
Vaccinex, Inc.
1895 Mount Hope Avenue
Rochester, NY 14620

   Re: Vaccinex, Inc.
     Registration Statement on Form S-3
     Filed June 14, 2023
     File No. 333-272649

Dear Maurice Zauderer:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jason Drory at 202-551-8342 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Nick Hoover